

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

Colorado Secretary of State
Date and Time: 01/13/2017 09:14 AM
ID Number: 20171031737

Document number: 20171031737
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation
filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

Bio Fil Inc   .

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

Street address   2906 E Caley Avenue
                      (Street number and name)

                      Centennial   CO   80121
                      (City)   *(State)*   *(ZIP/Postal Code)*
                                          United States
                      (Province – if applicable)   *(Country)*

Mailing address
(leave blank if same as street address)
                      (Street number and name or Post Office Box information)

                      _____ _____ _____
                      (City)   *(State)*   *(ZIP/Postal Code)*
                      _____ _____.
                      (Province – if applicable)   *(Country)*

3. The registered agent name and registered agent address of the corporation's initial registered agent are

Name
(if an individual)   Lu   Thuan   Van   _____
                      (Last)   *(First)*   *(Middle)*   *(Suffix)*

     or

(if an entity)   _____
(Caution: Do not provide both an individual and an entity name.)

Street address   2906 E Caley Avenue
                      (Street number and name)

                      Centennial   CO   80121
                      (City)   *(State)*   *(ZIP/Postal Code)*

Mailing address
(leave blank if same as street address)
                      (Street number and name or Post Office Box information)

                      _____ CO   _____.
                      (City)   *(State)*   *(ZIP/Postal Code)*

(The following statement is adopted by marking the box.)

☑ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual) ___Lu_____ ___Thuan_____ ___Van_____ _____
                                   (Last)   *(First)*   *(Middle)*   *(Suffix)*

    or

(if an entity) _____
(Caution: Do not provide both an individual and an entity name.)

Mailing address ___2906 E Caley Avenue_____
                           (Street number and name or Post Office Box information)

                           _____

                           ___Centennial_____ __CO__ __80121_____
                               (City)   *(State)*   *(ZIP/Postal Code)*
                              _____ __United States__.
                              (Province – if applicable)   *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

⦿ The corporation is authorized to issue ___100_____ common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

◯ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are _____.
                                                      (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Lu	Thuan	Van	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2906 E Caley Avenue
(Street number and name or Post Office Box information)

_____

Centennial	CO	80121	
(City)	*(State)*	*(ZIP/Postal Code)*	

	United States .
(Province – if applicable)	*(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 01/24/2017 12:33 PM
ID Number: 20171031737

Document number: 20171063496
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20171031737

1. Entity name: Bio Fil Inc
   (If changing the name of the corporation, indicate name before the name change)

2. New Entity name:
   (if applicable) ________________

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
   - ☐ "bank" or "trust" or any derivative thereof
   - ☐ "credit union" ☐ "savings and loan"
   - ☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ________________
   (mm/dd/yyyy)

   or

   If the corporation's period of duration as amended is perpetual, mark this box: ☐

7. *(Optional)* Delayed effective date: ________________
   (mm/dd/yyyy)

Notice:
Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Lu	Thuan	Van	
(Last)	(First)	(Middle)	(Suffix)

2906 E Caley Ave
(Street name and number or Post Office information)

Centennial	CO	80121
(City)	(State)	(Postal/Zip Code)

	United States
(Province – if applicable)	(Country – if not US)

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:
This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

State of Colorado
Certificate of Amendment to the Certificate of Incorporation of
Bio Fil Inc.

Bio Fil Inc., a corporation organized and existing under and by virtue of the General Corporate Law of the State of Colorado, does hereby certify that:

FIRST: This Certificate of Amendment amends the provisions of the Corporation's Certificate of Incorporattion filed with the Secretary of State on January 13th, 2017.

SECOND: Article 5 of the Article of Incorporation is hereby amended and restated as follow:

> "The Corporation is authorized to issue Ten Million (10,000,000) common shares that shall have unlimited voting rights and are entilted to receive the net assets of the corporation upon dissolution".

All other provisions of the Certificate of Incorporation shall remain in full force and effect.

This Certificate of Amendment shall be effective upon its filing with the Secretary of State of the State of Colorado.

IN WITNESS WHEREOF, Bio Fil Inc. has cause this Certificate of Amendment to be executed by its duly authorized officer this 24th day of January 2017.

Bio Fil Inc.

By: _____Thuan Lu_____.
Thuan Lu, Authorized Officer